PXRE Group Ltd.
PXRE House
110 Pitts Bay Road
Pembroke, Bermuda HM 08
                                        June 8, 2007
Mr. Jeffrey P. Riedler
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549
Re: Registration Statement on Form S-4
File Number: 333-142568 (the “S-4”)
Dear Mr. Riedler:
               The following information is provided by PXRE Group Ltd. (“PXRE”) in response to the comment issued by the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) by letter dated May 7, 2007 (the “Comment Letter”) as a result of the Staff’s examination of the above-referenced document.
               PXRE is filing herewith pre-effective Amendment No. 1 to the S-4 (“Amendment No. 1”). Amendment No. 1 updates the S-4 in response to the Comment Letter as well as to include information as of and for the three-month period ended March 31, 2007 and certain other updated disclosure. For convenience of the Staff, the Staff’s comment is included herein in bold followed by our response. All page references are to pages of the clean version of Amendment No. 1, which includes the joint proxy statement/prospectus as revised.
               In order to facilitate your review, we are sending to you two revised, clean courtesy copies of Amendment No. 1, two courtesy copies of Amendment No. 1, marked to show changes from the S-4 as filed on May 2, 2007 and two copies of this response by Federal Express.
Item 2 — Reverse Share Split
Item 4 — Increase Authorized Share Capital
1.	Please state in Item 2 whether the company currently has any plans to issue any of the shares that will be made available through the reverse split other than in the merger, and state in Item 4 whether the company currently has any plans to issue any of the shares that will be authorized through the increase in authorized share capital other than in the merger. If the company has any such plans, disclose the plans and state the number of shares they entail.

In response to the Staff’s comment we have included additional disclosure as requested. Please see pages 65 and 70 of Amendment No. 1.
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               If you have any questions regarding this response or any further comments, please contact the undersigned at (441) 296-5858.

Very truly yours,
/s/ Jeffrey L. Radke
Jeffrey L. Radke
President & Chief Executive Officer PXRE Group Ltd.